Exhibit 1

PERION LAUNCHES CROWD-POWERED GUARDIUS
FOR FASTER, MORE PROTECTED WEB BROWSING

Guardius by Perion Improves Browser Performance and Privacy,
As Users Control Browser Add-Ons

TEL AVIV & SEATTLE, - August 5, 2013 – Perion Network Ltd. (NASDAQ: PERI), developer of IncrediMail, Smilebox, and other leading software tools and services, announces today the beta launch of Guardius by Perion, a powerful app enabling a better and faster browsing experience, and increased browsing privacy and protection, powered by the wisdom of the crowd.

Guardius by Perion accomplishes this by enabling users to manage and control the numerous add-ons and toolbars that have been installed on their web browser. This app has been running in a closed beta, and is today being offered to the public by invitation only. During the limited beta phase, the app will be completely free for beta testers.

Many free software services today come bundled with browser add-ons and toolbars that, while providing a variety of services, can create performance issues. Over time, it can become difficult for users to manage all the apps that have been added to their browser, resulting in slower performance.

Based on the wisdom of the crowd, a concept that takes into account the collective opinion of a group of individuals, Guardius by Perion enables users to reclaim their browser speed with an incredibly easy-to-use utility that helps them understand which add-ons and extensions are slowing down their browser and are most often disabled by others, providing additional input regarding possibly unwanted add-ons.

Users are presented with a graphic display showing how much faster their browser will become once they disable specific apps. This provides users with protection from downloading unwanted files, enabling users to make informed decisions regarding sites they visit and apps they download.

“When we set out to build Guardius by Perion, we envisioned a product that would significantly improve the browsing experience for our users,” said Tomer Pascal, Perion’s General Manager of the Utilities Business Unit. “We looked first to our own families and personal experience, seeing how surfing the web was slowed down because of too many toolbars and add-ons installed. We wanted to help users understand what is installed, the 'cost' accompanied with the benefit offered by these toolbars and create a user friendly way to uninstall unwanted toolbars and add-ons, thereby providing users a more protected and more private experience while surfing the web.”

To request an invitation to download Guardius by Perion, please visit www.guardi.us.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way. SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements,  or financial information, including, among others, potential litigation associated with the transaction, risks that the Company's acquisition activities may disrupt current plans and operations and pose difficulties in employee retention, risks entailed in integrating acquired businesses, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit, Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com / msegal@ms-ir.com

Source: Perion Network Ltd.